Exhibit 8.2

300 North LaSalle
Chicago, Illinois 60654

(312) 862-2000	Facsimile:
(312) 862-2200
www.kirkland.com

September 7, 2016

Standard Bancshares, Inc.

7800 West 95th Street

Hickory Hills, Illinois 60457

Ladies and Gentlemen:

We have acted as U.S. tax counsel to Standard Bancshares, Inc., an Illinois corporation (the “Company”), in connection with the merger (the “Merger”) of Benjamin Acquisition Corp., an Illinois corporation (“Merger Sub”), with and into the Company, with the Company surviving the Merger.  Immediately following the Merger, the Company will merge with and into First Midwest Bancorp, Inc., a Delaware corporation (“Parent”), with Parent surviving the merger (the “Parent Merger” and together with the Merger, the “Mergers”).  The Mergers will occur pursuant to (i) the Agreement and Plan of Merger, dated as of June 28, 2016 (the “Agreement”), by and among Parent, the Company, and Merger Sub and (ii) the Agreement and Plan of Merger for the Parent Merger, by and between Parent and the Company.  Parent has filed a Registration Statement on Form S-4 with the SEC under the Securities Act in connection with the Mergers.  If the Merger is consummated on the terms and subject to the conditions set forth in the Agreement, then Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation until the culmination of the Parent Merger.  If the Parent Merger is consummated on the terms and subject to the conditions set forth in the Agreement, then the Company will merge with and into Parent, the Company’s separate corporate existence will cease, and Parent will continue as the surviving corporation.  Capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Agreement.

For purposes of the opinion set forth below, we have assumed that the Mergers will be effected in accordance with the DGCL and the IBCA.  As a result of the Merger, the holders of Company Common Stock (other than Excluded Common Shares and Dissenting Common Shares) will be entitled to receive for each share of Company Common Stock held by them, 0.435 of a fully paid and non-assessable share of Parent Common Stock and each holder of Company Common Stock who would otherwise be entitled to a fractional share of Parent Common Stock will also be entitled to receive an amount in cash in lieu of such fractional share. As a result of the Parent Merger, the shares of capital stock of the Company held by Parent immediately after the Merger shall be canceled and retired.

Beijing     Hong Kong    Houston    London      Los Angeles    Munich     New York    Palo Alto   San Francisco   Shanghai    Washington, D.C.

In connection with the opinion set forth below, we have reviewed, considered, and relied upon the accuracy of the Agreement, the Registration Statement, the representations made by the Company and Parent in their respective letters, dated as of the date hereof, delivered to us for purposes of this opinion (the “Representation Letters”), and such other presently existing documents, records and matters of law as we have deemed appropriate in order to enable us to render this opinion.

For purposes of the opinion set forth below, we have, with the consent of the Company and Parent, relied upon the initial and continuing accuracy and completeness of (i) the facts, information, covenants, representations, warranties and statements (which we have neither investigated nor verified) set forth in the documents referred to above and (ii) the statements, representations, covenants and agreements made by Parent, Merger Sub and the Company, including those set forth in the Representation Letters.  We have assumed that the Mergers will be consummated in accordance with the terms of the Agreement and that the Company, Parent and their respective subsidiaries will treat the Mergers for U.S. federal income tax purposes in a manner consistent with the opinion set forth below.  Our opinion as expressed below may be adversely affected if any of the assumptions described above are now or later become inaccurate for any reason or if the Mergers are consummated in a manner that is different from the manner described in the Agreement or Registration Statement.

Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial authorities, published positions of the IRS, and other administrative pronouncements, all as in effect on the date hereof, and all of which are subject to differing interpretations or change at any time (possibly with retroactive effect).  We can provide no assurance as to the effect that any such change may have on the opinion we express below.  An opinion of counsel is not binding on the IRS or the courts, and there can be no assurance that the IRS would not take, or a court would not sustain, a position contrary to the opinion set forth below.

Based upon and subject to the foregoing, and our consideration of such other matters of fact and law as we have considered necessary or appropriate, it is our opinion that for U.S. federal income tax purposes, the Mergers will be treated as a single integrated transaction that will constitute a reorganization within the meaning of Section 368(a) of the Code.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the references therein to us.  In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Except as set forth above, we express no other opinion.  No opinion should be inferred as to the tax consequences of the Mergers under any state, local or foreign law, or with respect to other areas of U.S. federal taxation.

Sincerely,

/s/ Kirkland & Ellis LLP